FOIA Confidential Treatment Requested by ConocoPhillips pursuant to 17 C.F.R. § 200.83

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), ConocoPhillips has requested confidential treatment under the Freedom of Information Act of portions of this letter. This letter omits confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance. The notes below denote such omissions.

August 3, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 001-32395

Dear Mr. Schwall:

Our responses to the comments raised in your letter dated July 20, 2012, are set forth below. The Staff’s comments are shown in bold followed by our responses.

Annual Report on Form 10-K for Fiscal Year ended December 31, 2011

Risk Factors, page 31

Our operations present hazards and risks that require significant and continuous oversight, page 33

1.	We note your disclosure in the above-captioned risk factor concerning operational and financial risks, and your disclosure beginning on page 64 regarding regulatory risks related to hydraulic fracturing. We also note your disclosure at page 31 regarding regulatory risks relating to your exploration and production activities in shale gas plays. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response:

We have reviewed the Staff’s comment and the Company’s current disclosures, and we believe the Company’s current disclosures regarding its hydraulic fracturing operations are appropriate at this time. The Company operates on a global basis and utilizes hydraulic fracturing in a portion of its operations. We have not experienced any material adverse consequences with respect to our hydraulic fracturing activities, and do not believe these operations pose any exceptional risks or

U.S. Securities and Exchange Commission

August 3, 2012

challenges. To management’s knowledge, the Company has not received or been issued any notices of violation or citations related to environmental concerns arising from our hydraulic fracturing activities. Further, to management’s knowledge, there are no outstanding claims or suits against the Company related to environmental contamination arising from our hydraulic fracturing activities. We believe the Company employs appropriate safeguards to protect against potential incidents or liabilities arising from our hydraulic fracturing activities and we are prepared to respond promptly to minimize any liability should such an incident occur. The Company recognizes, however, that hydraulic fracturing is an evolving area with potential increasing legislative, regulatory and financial risks. We will continue to assess these potential risks in light of the Staff’s comment and will update or expand our disclosures, if necessary or advisable, in our future filings.

2.	We note that you added cyber attacks to the list of hazards and risks presented by your operations that require significant and continuous oversight. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks. In addition, please tell us whether you have experienced cyber attacks in the past. If so, please also disclose that you have experienced such cyber attacks in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

We included in our most recent annual report on Form 10-K a reference to cyber attacks in the list of hazards and risks presented by our operations that require significant and continuous oversight in response to the Staff’s guidance provided in CF Disclosure Guidance: Topic No. 2 (the “Cybersecurity Guidance”). We have reviewed that guidance and believe the Company’s current disclosures regarding the risks relating to its cybersecurity are appropriate in light of the Company’s business, size and experience with cybersecurity and cyber incidents. Like many companies, we have experienced occasional actual or attempted breaches of our cybersecurity; however, none of those breaches has had a material effect on our business, operations or reputation. Nevertheless, we will continue to assess potential risks relating to our cybersecurity in light of the Staff’s comment and the Cybersecurity Guidance and will update or expand our disclosures, if necessary or advisable, in our future filings.

Financial Statements and Supplementary Data, page 77

Supplementary Information – Oil and Gas Operations, page 140

Proved Reserves, page 142

3.	We note that you have presented quantities attributable to crude oil and natural gas liquids on a combined basis. Explain to us how you considered the requirements of FASB ASC paragraph 932-235-50-4(a) in determining that a combined presentation was appropriate. To the extent that you have concluded that natural gas liquid quantities are not significant, provide us with a reasonably detailed analysis that supports your conclusion.

U.S. Securities and Exchange Commission

August 3, 2012

Response:

The guidance in FASB ASC 932-235-50-4 states, “Net quantities of an entity’s interests in proved reserves and proved developed reserves of both of the following shall be disclosed as of the beginning and end of the year:

a. Crude oil, including condensate and natural gas liquids (if significant, the reserve quantity information shall be disclosed separately for natural gas liquids)

b. Natural gas.”

The Company considered this guidance and combined the presentation of crude oil and natural gas liquids (NGLs) as we do not believe NGLs represent a significant quantity of reserves at December 31, 2011. The table below provides an analysis, using information contained in our 2011 Form 10-K over the last three years, which support the Company’s position that NGLs were not significant in reserve quantity, production or sales to warrant separate disclosure.

Total Company Statistics	2011	2010	2009
Total Proved Reserves (MMBOE)	8,387	8,310	10,326
Total Production (MMBOED)	1.62	2.08	2.29
Sales and other operating revenues ($ in millions)	244,813	189,441	149,341

NGLs as a percent	2011	2010	2009
Total Proved Reserves	8.6%	8.7%	7.1%
Total Production	9.2%	7.2%	6.5%
Sales and other operating revenues	4.7%	5.2%	4.5%

The Company continues to evaluate the significance of its NGLs quantities as promulgated in the guidance in FASB ASC 932, particularly due to our relative increase in acreage position and capital spending in liquids-rich shale plays. In light of this, we anticipate NGLs as a percentage of total proved reserves and production may rise to a level of significance in future periods. We, therefore, began separately reporting production and price information for crude oil and NGLs in our Form 10-Q for the quarter ended June 30, 2012. We also expect to include separate disclosure of NGLs reserves in our Form 10-K for the year-ended December 31, 2012.

Proved Undeveloped Reserves, page 149

4.	We note that, during each of the years included in your 10-K, costs incurred relating to the development of proved undeveloped reserves as a percentage of estimated total future development costs at the beginning of the year, as reflected in prior year SMOG presentations, has been substantially below the level implied by the general expectation that undeveloped locations be drilled within five years of initial booking. that would be expected actual expenditures To help us understand your actual and projected development costs, provide us with a schedule that shows, for each of the years included in your 10-K, future development costs as of the beginning of the year, presented by year for the first five years and in total. To the extent that material development costs are projected to be incurred beyond five years, identify the project(s) to which those costs relate and indicate the specific amount attributable to each project.

U.S. Securities and Exchange Commission

August 3, 2012

Response:

This table identifies, for each of the years included in our 2011 Form 10-K, the total future development costs, the future development costs for the first five years, and the remaining future development costs to be spent beyond the first five years.

	Future Development Costs (Net Million)
10-K Year	Total	2010	2011	2012	2013	2014	2015	2016	Remaining
2011	$63,403			$8,537	$7,562	$4,936	$3,233	$2,747	$36,388
2010	$49,473		$5,810	$5,335	$3,699	$3,033	$2,417		$29,179
2009	$59,248	$5,880	$5,328	$5,132	$4,576	$3,229			$35,103

These future development costs not only include costs related to the development of proved undeveloped reserves, but also include costs associated with sustaining existing producing reserves and costs associated with the abandonment of the developed assets. In order to demonstrate the general expectation that proved undeveloped reserves are converted to proved developed reserves within five years of being booked as proved undeveloped reserves, the following table illustrates the future costs necessary for conversion:

[Note 1: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 1]

Based on this table, our 2011 developed incurred costs of $4.5 billion, from page 149 of our 2011 Form 10-K, represents 21 percent of the 2010 forecasted future costs to develop proved undeveloped reserves.

As stated on page 150 in our 2011 Form 10-K, “.....our largest concentrations of proved undeveloped reserves at year-end 2011 are located in the Athabasca oil sands in Canada, consisting of the FCCL and Surmont steam-assisted gravity drainage (SAGD) projects. The majority of our proved undeveloped reserves in this area were first recorded in 2006 and 2007, and we expect a material portion of these reserves will remain undeveloped for more than five years.

Our SAGD projects are large, multi-year projects with steady, long-term production at consistent levels. The associated reserves are expected to be developed over many years as additional well pairs are drilled across the extensive resource base to maintain throughput at the central processing facilities. ”

U.S. Securities and Exchange Commission

August 3, 2012

As requested, the future development costs associated with the two individually material projects which will incur costs to develop proved undeveloped reserves beyond five years are summarized in the table below:

[Note 2: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 2]

The following table also shows the future costs to develop proved undeveloped reserves for these projects.

[Note 3: Rule 83 Confidential Treatment Request Made by ConocoPhillips;

Request Number 3]

U.S. Securities and Exchange Commission

August 3, 2012

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Jeff W. Sheets

Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.

Chairman of the Audit and

Finance Committee

Mr. Ryan M. Lance

Chairman and Chief Executive Officer

Ms. Janet Langford Kelly, Esq.

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

Vice President and Controller

Mr. Andrew R. Brownstein, Esq.

Wachtell, Lipton, Rosen & Katz

Mr. Timothy T. Griffy

Ernst & Young LLP